Exhibit 99.1

111, Inc. Announces Change to Board of Directors

SHANGHAI, November 4, 2024 /PRNewswire/ -- 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced that Dr. Leon Lian Yong Chen has tendered his resignation from the position as the Company’s director for personal reasons, effective on November 4, 2024. The board has also appointed Mr. Yang “Luke” Chen, currently serving as the Company’s Senior Finance Executive, as a new director, effective November 4, 2024.

Dr. Lian Yong Chen has served on the board of directors of the Company since May 2019. “I am grateful to Dr. Chen for his significant contributions during his term of office. His knowledge and advice have been invaluable in propelling our goals and strategies for long-term achievements. On behalf of the board, I extend best wishes to Dr. Chen and look forward to further collaborating with him in the future,” said Mr. Gang Yu, Co-Founder and Executive Chairman of the Company.

Regarding the appointment of Mr. Yang “Luke” Chen, Mr. Gang Yu added, “We are delighted to welcome Luke to our board of directors. His extensive financial expertise and deep understanding of our business will be instrumental as we continue to drive our strategic initiatives forward. I am confident that his leadership and insights will contribute to our ongoing success and growth.”

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,"” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) (“111” or the “Company”) is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

SOURCE 111, Inc.

For further information: For further information: 111, Inc., Investor Relations, Email: ir@111.com.cn; 111, Inc., Media Relations, Email: press@111.com.cn, Phone: +86-021-2053 6666 (China)

2